SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 17, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated March 16, 2004 announcing the acquisition of minority holdings in its 300mm Dresden subsidiary.

News Release/Presseinformation

Infineon acquires minority holdings in its 300mm Dresden subsidiary

Transaction will be financed through capital increase in kind

Munich, Germany — March 16, 2004 — Infineon Technologies AG (FSE/NYSE: IFX) announced today that it will acquire the 13 per cent minority holding in Infineon
Technologies SC300 GmbH & Co. KG (SC300 KG) of Leipziger Messe GmbH and SC 300 Beteiligungs GmbH, for approximately Euro 278 million. The acquisition will be financed through increasing Infineon’s capital by approximately 27 million new shares through a capital increase in kind. Now that the contractual conditions allow Infineon to acquire the minority holdings and the 300mm facilities are fully operational Infineon will take sole control of SC300 KG.

SC300 KG operates one of the world’s most advanced semiconductor wafer manufacturing facilities based on 300mm technology. Through the introduction of 300mm technology Infineon has been benefiting from increased productivity and achieved cost savings of approximately 30 per cent.

Infineon and the minority shareholders Leipziger Messe GmbH and SC 300 Beteili-gungs GmbH in SC300 KG had agreed by the foundation of SC300 KG on advance profit participation which affected Infineon’s Consolidated Financial Statements since the operations of SC300 KG were already fully consolidated. The purchase of the minority interest will, therefore, reduce Infineon’s financing charges on an ongoing basis.

Credit Suisse First Boston is acting as financial advisor to Infineon in connection with the transaction.

The investment by Leipziger Messe GmbH and SC 300 Beteiligungs GmbH in SC300 KG was an important factor supporting the successful construction and ramp in operations of the manufacturing facilities. Leipziger Messe GmbH is a company owned

For the Finance and Business Press: INFXX200403.051e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

by the Federal State of Saxony and by the City of Leipzig. SC 300 Beteiligungs GmbH is a subsidiary of M+W Zander Holding AG, which is the lead company of Jenoptik AG’s Clean Systems group.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,300 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: March 17, 2004	By:	/s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer